Exhibit 12.1

CVS HEALTH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Unaudited Three Months Ended March 31,		Fiscal Years
In millions	2016	2015	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes and extraordinary items	$1,892.1	$1,998.0	$8,613.5	$7,677.1	$7,527.1	$6,307.1	$5,750.5
Interest portion of net rental expense	195.9	190.9	763.7	785.3	750.3	741.7	715.8
Interest expense (net of interest capitalized)	288.2	137.5	859.5	615.4	517.5	561.2	588.5

Adjusted earnings	$2,376.2	$2,326.4	$10,236.7	$9,077.8	$8,794.9	$7,610.0	$7,054.8
Fixed Charges:
Interest portion of net rental expense	195.9	190.9	763.7	785.3	750.3	741.7	715.8
Interest expense (net of interest capitalized)	288.2	137.5	859.5	615.4	517.5	561.2	588.5
Interest capitalized	3.4	2.4	11.8	18.9	24.6	28.6	36.5

Total fixed charges	$487.5	$330.8	$1,635.0	$1,419.6	$1,292.4	$1,331.5	$1,340.8
Ratio of earnings to fixed charges	4.87x	7.03x	6.26x	6.39x	6.81x	5.72x	5.26x